Exhibit 99.1

Public Notice of Absorption-Type Company Split

The companies listed below have decided to conduct an absorption-type company split, whereby Company A will succeed to the rights and obligations relating to the location-based services business of Company B, and Company B will cause Company A to succeed to such rights and obligations.

The effective date shall be September 1, 2026.

Creditors who have any objection to this company split are requested to submit their objections within one month from the day following the date of publication of this public notice.

The status of disclosure of the latest balance sheets is as follows:

(Company A) https://micware.co.jp/

(Company B) https://micware.co.jp/

July 31, 2026

59 Naniwa-machi, Chuo-ku, Kobe-shi, Hyogo, Japan

(Company A) Micware Navigations Co., Ltd.

Representative Director: Kenta Imaida

59 Naniwa-machi, Chuo-ku, Kobe-shi, Hyogo, Japan

(Company B) Micware Co., Ltd.

Representative Director: Kenji Narushima